July 1, 2024

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Alison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment 154 (“PEA No. 154”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2024 (accession number 0001580642-24-002505). The purpose of PEA No. 154 is to amend the adviser structure for the Alta Quality Growth Fund (the “Fund”), an existing series of the Trust. Under the new structure, Guardian Capital LP (“Guardian Capital’) will serve as investment adviser to the Fund, and Alta Capital Management, LLC, the current investment adviser to the Fund (“Alta Capital”, will serve as Subadviser to the Fund. Alta Capital is wholly-owned by Guardian Capital, and both Alta Capital and Guardian Capital are under common control of Guardian Capital Group Limited (“Limited”).

Prospectus

Comment 1: In the first sentence in the section “Fees and Expenses of the Alta Fund,” please amend “buy and hold shares” to “buy, hold and sell shares” pursuant to Form N-1A.

Response to Comment 1: The Registrant has incorporated the requested change.

Comment 2: Please review the order of the Fund’s Principal Risk disclosures and organize such disclosures by order of importance to the applicable Fund’s Principal Investment Strategies, giving consideration as to those risks that are reasonably likely to adversely affect the Fund’s net asset value, yield and total return, as opposed to alphabetically (please refer to ADI 2019-08).

Response to Comment 2: The Registrant has reordered the Fund’s Principal Risk disclosures to include the top five disclosures in order of importance and retained alphabetical order for the remainder of the Fund’s Principal Risk disclosures.

Comment 3: With regard to the Fund’s Sector Risk disclosure, and given the Fund was invested 32.73% in information technology at March 31, 2024, please consider adding risk disclosure specific to the Information Technology sector in the Fund’s Principal Investment Risks. The staff further notes that Information Technology sector risk disclosure is included in the Fund’s Item 9 risk disclosure.

Response to Comment 3: The Registrant has included the following Information Technology Sector Risk to the Fund’s Principal Investment Risks:

Information Technology Sector Risk. The information technology sector includes companies engaged in internet software and services, technology hardware and storage peripherals, electronic equipment instruments and components, and semiconductors and semiconductor equipment, among other things. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face rapid product obsolescence due to technological developments and frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Failure to introduce new products, develop and maintain a loyal customer base, or achieve general market acceptance for their products could have a material adverse effect on a company’s business. Companies in the information technology sector are heavily dependent on intellectual property and the loss of patent, copyright and trademark protections may adversely affect the profitability of these companies.

Comment 4: In the last paragraph of the Market Risk disclosure on page 12, please remove or revise the reference to LIBOR as it is no longer relevant.

Response to Comment 4: The Registrant has incorporated the requested change.

Comment 5: With regard to the paragraph titled “Other Fees” on page 15 of the Fund’s prospectus, it is unclear why these stated fees are not included in the Fund’s Fees and Expenses table. Please advise or revise. Please refer to Item 3 of Form N-1A.

Response to Comment 5: Registrant responds by stating that the referenced “Other Fees” listed on page 15 of the prospectus are fees the Fund “may charge” and are transactional and optional, applicable if such services are requested by the shareholder. Form N-1A indicates that account fees that are charged to a typical investor should be disclosed, but that “fees that only apply to a limited number of shareholders based upon their particular circumstances need not be disclosed.” The fees listed in “Other Fees” are not a maximum reoccurring account fee. They are optional and require the specific request from the shareholder, and thus fall within the category of fees that need not be disclosed.

Comment 6: With regard to Footnote [1] in the section titled “Additional Information About Management of the Fund,” please supplementally provide a detailed analysis as to why shareholder vote is not necessary to effect the advisory fee structure change. Please note that the Staff may have future comments.

Response to Comment 6: Registrant responds to Comment 6 with the discussion and analysis:

Alta Capital currently is the sole investment adviser to the Fund and is responsible for providing all investment advisory services pursuant to the Investment Advisory Agreement between the Trust and Alta Capital (the “Alta Capital Advisory Agreement”). Alta Capital is a wholly-owned subsidiary of Guardian Capital. Guardian Capital currently serves as the investment adviser for two other series of the Trust: Guardian Capital Dividend Growth Fund and Guardian Capital Fundamental Global Equity Fund (“Global Equity Fund”). For Global Equity Fund, Guardian also oversees a wholly-owned affiliate, GuardCap Asset Management Limited (U.K.) (“GuardCap”), which serves as the investment sub-adviser to Global Equity Fund.

Similar to the advisory/sub-advisory arrangements in place for Global Equity Fund, Guardian is seeking to alter the investment management structure of the Fund to create certain corporate and operational efficiencies for Guardian Capital and the Fund and have a consistent management and oversight structure for both funds in the Trust that employ a Guardian wholly-owned subsidiary as an investment sub-adviser.

None of the changes discussed herein will change the nature or level of services provided to the Fund, the personnel providing such advisory services to the Fund or result in an increase in the aggregate fees paid by the Fund for those services. The named portfolio managers of the Fund will remain the same and they will continue to perform their respective portfolio manager roles as employees of Alta Capital.

Section 15(a) of the 1940 Act generally provides that no person may serve as investment adviser to a registered investment company except pursuant to a written contract that, among other things, has been approved by a majority of the outstanding voting securities of the registered investment company. Section 15(a)(4) of the 1940 Act requires advisory contracts between an investment adviser and a registered investment company to include a provision pursuant to which the contract would automatically terminate upon its “assignment.” In short, this provision means if there is an assignment, the advisory agreement is terminated and a new advisory agreement would be needed, which would need to be approved by shareholders of the Fund.

Section 2(a)(4) of the 1940 Act defines “assignment” as “any direct or indirect transfer or hypothecation of a contract or chose in action by the assignor, or of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor, . . . . ” Section 2(a)(9) of the 1940 Act defines “control” to mean the “power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” Section 2(a)(9) contains a rebuttable presumption of control when a person owns directly or indirectly through one or more controlled companies more than 25% of a company’s voting securities.

Rule 2a-6 under the 1940 Act provides a safe harbor from the definition of assignment provided that the transaction “does not result in a change of actual control or management of the investment adviser to . . . an investment company.” In the release proposing Rule 2a-6, the SEC stated that when “there is no change in the actual control or management of the investment adviser … and, hence, the actual management of the investment company as a result of the transactions, the transactions would not appear to conflict with the Congressional concerns embodied in the [1940]

Act.”[1] The SEC adopted Rule 2a-6 to address, in particular, “modifications of corporate structure—which may be considered to involve a direct or indirect transfer of a controlling block of the investment adviser’s voting securities, but which would not affect the actual control or management of the investment adviser.[2]

Under this safe harbor, if a transaction does not involve a “change of actual control” or a “change of actual … management,” it will not be considered an assignment. Although there is little guidance on evaluating whether a transaction results in a change of actual control or actual management, the SEC has noted that any such evaluation will be “primarily factual in nature.”[3]

Notably, in Spears, Bezak Salomon & Farrell, Inc.,[4] the SEC staff provided no-action relief where Spears sought to transfer certain advisory agreements from Spears New York, a registered investment adviser, to a newly formed affiliated Connecticut registered investment adviser. Spears represented that (i) the beneficial owners of the adviser under each contract would remain exactly the same notwithstanding the transfer, with the result that there would be no change in the control of the entities responsible for the performance of the advisory contract, (ii) there would be no change in the management or personnel actually providing the advisory services under each such contract, and (iii) there would be no change in the ultimate legal liability of Spears-New York for the performance of the advisory contracts.

Further, in Zurich Insurance Company, Scudder Kemper Investments, Inc., SEC No-Action Letter (Aug. 31, 1998), the SEC staff stated that Rule 2a-6 may apply to any transaction, provided that there is no change in actual control or management of the investment adviser. When Rule 2a-6 was first adopted many industry participants believed the rule only applied to nominal reorganizations such as changes in an adviser’s domicile or legal form but in Zurich the SEC clarified that Rule 2a-6 could be extended beyond nominal reorganizations. The SEC staff has also indicated that vertical corporate reorganizations, such as moving an adviser from a parent to a new subsidiary would not be deemed an assignment if the reorganization does not result in an actual change or control or management.[5]

Additionally, in Wells Fargo, N.A., the SEC granted no action relief with respect to the adviser’s request to delegate certain advisory responsibilities to a wholly-owned subsidiary as a sub-adviser to 1940 Act funds.[6] In the Wells Fargo situation, the adviser would continue to provide administrative, supervisory and other support to the sub-adviser. The SEC staff provided that it would not recommend enforcement under Section 15(a) of the 1940 Act if the adviser contracted with a wholly-owned subsidiary to provide sub-advisory services to the funds without shareholder

[1]	See Exemptions for Certain Investment Advisers and Principal Underwriters of Investment Companies, 1940 Act Release No. 10809 (Aug. 6, 1979) (“Rule 2a-6 Proposing Release”).
[2]	Id.
[3]	See Exemptions for Certain Investment Advisers and Principal Underwriters of Investment Companies, 1940 Act Release No. 11005 (Jan. 2, 1980) (“Rule 2a-6 Adopting Release”).

[4] Spears, Bezak Salomon & Farrell, Inc., SEC No-Action Letter (Nov. 22, 1985).

[5] Shearson/Am. Express Inc., SEC No-Action Letter (Feb. 13, 1984).

[6] Wells Fargo. N.A., SEC No-Action Letter (March 31, 1998).

approval. In providing this relief, the SEC staff stated that it relied on the facts and representations in the no action request but in particular relied on the following representations provided by the adviser: (i) neither the appointment of the sub-adviser nor any changes to the sub-advisory arrangement will result “in a reduction in the nature or level of services” provided to each fund for such services; and (ii) appropriate notice would be provided to shareholders.

In addition, the SEC staff has also recognized that a change in the corporate form or identity of an entity providing investment advice to a registered investment company is not an assignment for purposes of Section 15(a)(4) of the 1940 Act.[7] The SEC staff’s positions reflect the application of Rule 2a-6, which provides that a “transaction which does not result in a change of actual control or management of the investment adviser” is not considered an assignment for purposes of Section 15(a)(4).The current investment advisory services provided to the Fund are being provided solely by Alta Capital, who is wholly-owned and controlled by Guardian. The principal change proposed for the Fund will involve the appointment of Guardian as the investment adviser and Guardian delegating portfolio management services to Alta Capital as the investment sub-adviser of the Fund. As noted earlier, the Fund’s current portfolio managers will continue to serve as the Fund’s portfolio managers through their respective roles with Alta Capital. Therefore, the proposed advisory/sub-advisory restructuring will not result in an actual change of control or management of Alta Capital and the proposed changes are akin to an internal reorganization, as described in the no-action letters discussed above. Accordingly, while the proposed advisory/sub-advisory restructuring contemplates that: (i) the Trust, on behalf of the Fund, and Guardian will enter into a new investment advisory agreement and; (ii) the Trust, on behalf of the Fund, Guardian and Alta Capital will enter into a new sub-advisory agreement, there will not be any actual change in the portfolio managers who currently serve the Fund.

The advisory/sub-advisory restructuring does not appear to raise the concerns that Section 15(a)(4) of the 1940 Act was intended to address. Section 15(a)(4) is “designed to prevent trafficking in investment advisory contracts by ensuring that individuals entrusted with a fiduciary obligation to manage other people’s money cannot assign that obligation, either directly or by transferring control of an advisory entity, without the consent of their clients.”[8]

As noted above, Alta Capital has, and will have, the exact same ownership before and after the advisory/sub-advisory restructuring. The same portfolio management personnel will continue to provide the same level of service to the Fund. Moreover, there will not be any additional aggregate fees charged to the Fund as a result of the advisory/sub-advisory change.[9] Therefore, the proposed advisory /sub-advisory restructuring would not result in a change of control, as defined in Section 2(a)(9) of the 1940 Act, and for purposes of Rule 2a-6 of the 1940 Act, and can be implemented without requiring the Fund to seek shareholder approval of the new investment advisory agreement with Guardian or the new sub-advisory agreement with Alta Capital.

[7] See e.g., Nikko International Capital Management Company, SEC No-Action Letter (June 1, 1987) (no action relief granted where an advisory contract was transferred to from one adviser to another adviser that was under the same ownership and where the investment personnel remained the same).

[8]	Dean Witter, Discover & Co.; Morgan Stanley Group, Inc., SEC No-Action Letter (Apr. 18, 1997).

[9] Any future changes in fee allocations among Guardian and Alta Capital, if any, will be presented to the Board as part of the Section 15(c) approval process.

Comment 7: With regard to the last paragraph in the section titled “Additional Information About Management of the Fund – the Adviser and Subadviser,” please clarify why the Investment Advisory Agreement with Alta Capital was renewed at the meeting of the Board held on March 12 and 13, 2024, in light of the pending change in advisory structure.

Response to Comment 7: Registrant notes that when it last filed the annual update of its registration statement for the three Guardian Funds on January 26, 2024, Guardian Capital and Alta Capital had not made any decision as to whether or when to implement a change in the management structure of the Alta Fund to become a subadvised fund. However, Guardian Capital and Alta Capital made a decision to do so prior to the regular spring meeting of the Trust’s Board held on the March 12-13, 2024, the spring meeting being the meeting at which the Board, pursuant to section 15(c) of the Investment Company Act of 1940, annually considers the renewal of the pertinent advisory and sub-advisory agreements for each of the Guardian Funds.

At the March, 2024 Board meeting, after having reviewed materials provided by the Advisers and Sub-Advisers to each of the Guardian Funds, the Board considered and approved the annual renewal of pertinent advisory and subadvisory agreements for all three funds. With respect to the Alta Fund, however, representatives of Guardian Capital and Alta Capital also met with the Board to discuss their plan to convert the Alta Fund to a sub-advisory fund model and their rationale for doing so. They also discussed with the Board their desire to effectuate the change in management structure for the Alta Fund as soon as possible in the Alta Fund’s current fiscal year, which ends on September 30, and to keep the Alta Fund on the same advisory contract renewal schedule as it is currently. The Board also considered the materials provided in response to the Board’s request pursuant to section 15(c) of the 1940 Act for information reasonably relevant to the Board’s consideration of whether to approve the Trust’s advisory agreement with Guardian Capital and Guardian Capital’s subadvisory agreement with Alta Capital, and determined to approve such agreements. Finally, because the change in management structure affected only the Alta Fund, and not the two other Guardian Funds. the Board authorized the filing of an amendment to the Trust’s registration statement pertaining only to the Alta Fund.

In short, the reason that the Trust’s Board at the same Board meeting both approved the renewal of the Trust’s advisory agreement with Alta Capital and approved a new advisory agreement with Guardian Capital for the Alta Fund and a new sub-advisory agreement with Alta Capital was to authorize Guardian Capital and Alta Capital to effectuate the requested changes in the Alta Fund’s management structure expeditiously while simultaneously making sure that the Trust’s current advisory contract with Alta Capital remains in place in the event that Alta Capital and Guardian Capital were unable to implement the new structure in a timely manner for any reason.

Comment 8: In the section titled “Past Performance of Alta Capital,” please change the reference of adviser to subadviser throughout the section as it pertains to Alta Capital.

Response to Comment 8: As an initial matter, given the Fund now has more than five years of its own performance, the Adviser has determined to no longer include the Adviser’s composite performance Accordingly, the section titled “Past Performance of Alta Capital” has been deleted from the Fund’s registration statement.

Comment 9: Past Performance of Alta Capital - We note that our 2018 comments to the Fund’s prospectus requested confirmation the related composite performance includes all accounts substantially similar. The Registrant’s response to the 2018 comment stated, “The Registrant confirms that the related composite performance includes all accounts substantially similar. In compliance with GIPS, the Adviser maintains wrap and non-wrap composites. The composite performance presented reflects the non-wrap composite only.” Please advise supplementally why omitting the wrap composite is not misleading.

Response to Comment 9: As noted above, the section “Past Performance of Alta Capital,” section has been deleted form the registration statement.

In response to the staff’s question regarding the non-inclusion of wrap fee composite performance, we note that the wrap composite was omitted based on the guidance of the Adviser’s GIPS verifier that wrap-fee performance for was for use by wrap program participants and was not intended to be used for marketing purposes We further note that the GIPS verifier also counseled the Adviser to manually apply a 3% fee to the wrap composite to show “worst case” performance, even though the wrap fee for certain wrap programs was less than 3%. Because that 3% fee was significantly higher than the fees and expenses paid by the Fund (which ranged closer to 1%), and because the 3% worst case wrap fee was higher than the fee charged by many wrap fee programs the Adviser did not believe it was an appropriate comparison, and might even be deceptive, to include wrap fee composite performance in the Adviser’s Past Performance. The disclosure noted that the wrap composites were not included: If the net wrap fees composite had been included, it would have trailed the net non-wrap performance for the reasons stated.

Comment 10: Past Performance of Alta Capital – Please add disclosure that the composite performance would have been lower if the Fund’s expense structure were included, if appropriate.

Response to Comment 10: As noted above, this section has been deleted from the Fund’s registration statement.

Comment 11: In the section titled, “Past Performance of Alta Capital,” the third paragraph, fourth and fifth sentences state: “All returns are calculated by deducting the Adviser’s actual fee on a monthly basis as well as all brokerage commissions and execution costs paid by the Composite accounts without provision for Federal or state income taxes. Custodial fees, if any, were not included in the calculations.”

We note that our 2018 comments to the Fund’s prospectus requested the performance presentation reflect a net of all actual fees and expenses, including sales loads, if any, of the composite accounts, and that the disclosure explicitly state that the net composite performance reflects all actual fees and expenses of the composite accounts, other than custodial fees. As previously requested, please disclose that the net composite performance reflects all actual fees and expenses of the Composite accounts other than custodial fees.

Response to Comment 11. As noted above, this section has been deleted from the Fund’s registration statement.

Comment 12: The last paragraph in the section titled “Past Performance of Alta Capital” states that Alta Capital has been independently verified by Ashland Partners & Company LLP for the period January 1, 1993 through December 31, 2016, however the Staff observed that the consent of Ashland Partners & Company LLP is not referenced as an exhibit to the filing. Pursuant to Section 436 of the 1933 Act, please include the appropriate consents from all entities providing verification.

Response to Comment 12: The omission of the consent of Ashland Partners & Company LLP was an inadvertent oversight and the Registrant confirms it would have included in the consent in the definitive registration statement filing accompanying this response. However, as noted above, this section has been deleted from the Fund’s registration statement.

Statement of Additional Information (“SAI”)

Comment 13: With regard to the expiration date for the Expense Limitation Agreement stated in the first sentence in the second paragraph in the sub-section titled “Investment Advisory Agreement and Subadvisory Agreement” in the section titled “Investment Management,” should the date be January 31, 2026, consistent with the prospectus? Please advise or revise.

Response to Comment 13: The Registrant confirms that the expiration of the Expense Limitation Agreement is January 31, 2026 and has updated the referenced disclosure accordingly.

Comment 14: With regard to the recoupment of waived advisory fees, as reflected on page 24 of the SAI, please disclose if Alta Capital has the ability to seek recoupment of previously waived advisory fees of the Fund after July 1, 2024, when the new adviser structure becomes effective. Please also disclose if Guardian Capital has the ability to seek recoupment of previously waived advisory fees of the Fund after July 1, 2024.

Response to Comment 14: In responding to Comment 14, Registrant notes that it is Guardian Capital’s and Alta Capital’s intention to begin to operate in the new advisory structure effective in conjunction with the effectiveness of the registration statement on July 1, 2024. A supplement to the current prospectus and SAI was filed with the U.S. Securities and Exchange Commission on June 24, 2024, notifying shareholders of this intent. With that explanation in mind, Registrant responds that Alta Capital has the ability to seek recoupment of previously waived advisory fees of the Fund after the date the Fund begins to operate in the sub-advisory structure, as previously communicated to fund shareholders, and that Guardian Capital does not have the ability to seek recoupment of advisory fees of the Fund that Alta previously waived. The disclosure on page 24 has been revised to include the following: “After the change in advisory structure is effective on

July 1, 2024, Alta Capital may seek repayment of the previously waived investment advisory fees and expense reimbursements detailed below. Guardian Capital does not have the ability to seek repayment of the investment advisory fee waivers and expense reimbursements that Alta Capital previously waived. Guardian Capital will have the ability to seek repayment of any investment advisory fee waivers and expense reimbursements that it makes pursuant to the Expense Limitation detailed above when it becomes the Fund’s Adviser on July 1, 2024.”

If you have any additional questions, or need additional information, please contact me by phone at 513-587-3447 or by e-mail at tfranklin@ultimusfundsolutions.com Alternatively, you may contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-553-3834 or by e-mail at Thomas.Sheehan@practus.com.

Sincerely,
/s/ Tiffany R. Franklin
Ms. Tiffany R. Franklin, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer